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April 28, 2008


Mr. Craig Ruckman
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re: Post-Effective Amendment No. 11 to the Form N-6 Registration Statement filed on behalf of Minnesota Life Insurance Company and Minnesota Life Variable Life Account (File No. 333-096383)

Dear Mr. Ruckman:

This letter is a follow up to our telephone conversation of April 14, 2008. Below are responses to the Staff's oral comments. In addition, copies of the relevant pages of the courtesy copy, marked to show revisions to respond to the comments are attached to this letter. For the staff's convenience, each of the staff's comments is set forth in full below, and then the response follows.

1.    GENERAL COMMENTS:

a. PLEASE CLARIFY SUPPLEMENTALLY WHETHER THERE ARE THIRD PARTY GUARANTEES TO SUPPORT ANY OF THE COMPANY'S GUARANTEES UNDER THE POLICY.

      RESPONSE:

      The Company asserts that there are no third-party guarantees to support its guarantees provided in the Policy. The Company will be solely responsible for paying out guarantees provided under the Policy.

b. PLEASE CONFIRM SUPPLEMENTALLY THAT THE POLICY NAME ON THE FRONT COVER PAGE IS AND WILL CONTINUE TO BE THE SAME AS THE EDGAR CLASS IDENTIFIERS.

RESPONSE:

      The Company confirms that the policy name on the cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the policy.

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April 28, 2008
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c.    PLEASE CONFIRM THAT THIS DISCLOSURE IS REFERRING TO THE FULL
      DISCLOSURE FILED AS PART OF THE PROSPECTUS, THE SAI AND THE
      EXHIBITS UNDER PART C. (P. 45)

      RESPONSE:

      The Company confirms that the disclosure contained in the section entitled "Registration Statement" incorporates the registration statement in its entirety. For clarity, the second sentence in that section is revised to read as follows:

            This prospectus does not contain all the information set forth in the registration statement, including the amendments and exhibits filed as a part thereof. Reference is hereby made to the Statement of Additional Information and the exhibits filed as part of the registration statement for further information regarding the Account, Minnesota Life and the Policies.

d. PLEASE CONFIRM THE MEANING OF THE TERM PRO-RATA. CONSIDER DEFINING THE TERM THE FIRST TIME IT IS USED IN THE REGISTRATION STATEMENT.

      RESPONSE:

      The Company has added the following definition of the term pro-rata to the section entitled "Special Terms" found on page 47 of the prospectus:

            Pro-rata - the ratio that is derived by dividing the value of an underlying fund or the amount in the Guaranteed Interest Account by the actual cash value of the Policy.

2.    SUMMARY OF BENEFITS  (P. 1)

      COMMENT:

      PLEASE REVISE THIS SECTION TO INCLUDE WHY THIS POLICY IS SUITABLE AS SHORT TERM INVESTMENT VEHICLE. CONSIDER THE UNDERLYING FEE STRUCTURE AND THE APPLICATION OF SURRENDER CHARGES.

      RESPONSE:

      In response to the SEC Staff comment, the Company has revised the last sentence in the first paragraph under the Summary of Benefits and Risks section of the prospectus to read as follows:

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April 28, 2008
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            The Policy combines both life insurance protection and the potential for accumulation of cash values; however, it may be unsuitable as a short-term investment due to the costs of insurance and the expenses charged.

3.    PERIODIC CHARGES OTHER THAN INVESTMENT OPTION OPERATING EXPENSES TABLE
      (P. 4)

a.    COMMENT:

      PLEASE INCLUDE A COST OF INSURANCE DISCLOSURE FOR POLICIES ISSUED BOTH PRIOR TO AND AFTER OCTOBER 31, 2008.

      RESPONSE:

      The following sentence is added to the end of footnote #1 to the Periodic Charges Other Than Investment Option Operating Expenses Table:

            The minimum and maximum cost of insurance charge will remain the same for Policies issued prior to October 31, 2008 using the 1980 Commissioners Standard Ordinary Mortality (1980 CSO) Tables and those issued after October 31, 2008 using the 2001 Commissioners Standard Ordinary Mortality (2001 CSO) Tables. The maximum cost of insurance charges will occur at later ages for Policies issued after October 31, 2008 due to the longer life expectancies built into the 2001 CSO Tables. Increases in face amount for Policies issued prior to October 31, 2008 will use the 1980 CSO Tables for purposes of applying the minimum and maximum cost of insurance charges.

b.    COMMENT:

      PLEASE ALSO INCLUDE WHAT CHARGES APPLY TO INCREASES IN FACE AMOUNT FOR POLICIES ISSUED PRIOR TO OCTOBER 31, 2008.

      RESPONSE:

      Please see the response to comment 3.a.

4.    TOTAL ANNUAL OPERATING EXPENSES OF THE FUNDS TABLE. (P.6)

      COMMENT:

      PLEASE CONFIRM THAT THE TOTAL ANNUAL OPERATING EXPENSES OF THE FUNDS TABLE REFLECTS ANY ACQUIRED FUND FEES AND EXPENSES AND THAT THE TABLE REFLECTS NO WAIVERS OR REIMBURSEMENTS.

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April 28, 2008
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      RESPONSE:

      The Company confirms to staff that the range of total annual fund operating expenses does not reflect expense reimbursements or waivers.

5.    THE FUNDS (P.7)

      COMMENT:

      PLEASE IDENTIFY THE VP ULTRA FUNDS TYPE OR DISCLOSE ITS INVESTMENT OBJECTIVE. PLEASE ALSO MAKE THE APPROPRIATE REVISIONS TO THE FOLLOWING FUNDS (OR TO ANY OTHER FUND WHOSE TYPE IS NOT OBVIOUS BASED UPON ITS
      NAME):

      -   CONTRAFUND PORTFOLIOS
      -   BALANCED FUND PORTFOLIOS
      -   THE FORTY PORTFOLIO
      -   PUTNAM VP VOYAGEUR

      RESPONSE:

      The Funds section has been revised to disclose the fund type or investment objective when the type or objective is not obvious based upon its name.

6.    MARKET-TIMING AND DISRUPTIVE TRADING (P. 26)

      COMMENT:

      PLEASE INCLUDE LANGUAGE WITH REGARD TO SHARING OF POLICY OWNER INFORMATION WITH THE PORTFOLIOS AS WAS RECENTLY IMPLEMENTED WITH RULE 22(c)-2 AS WELL AS THE POSSIBLE POSITION OF REDEMPTION FEES BY THE PORTFOLIO.

      RESPONSE:

      The following paragraph has been added as the second to the last paragraph to the Market Timing and Disruptive Trading section of the prospectus.

            In addition to our market-timing procedures, the underlying Portfolios may have their own market-timing policies and restrictions. While we reserve the right to enforce the Portfolios' policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the market-timing policies and procedures of the Portfolios,

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            except that, under SEC rules, we are required to:  (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide the Portfolio promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific policy owners who violate the market-timing policies established by the Portfolios.

7.    POLICY LOANS (P. 30)

      COMMENT:

      THE PROSPECTUS STATES IN THE CARRYOVER PARAGRAPH ON PAGE 27 THAT A POLICY LOAN HAS NO EFFECT ON POLICY VALUE. IN THE FOLLOWING
      PARAGRAPH THE PROSPECTUS STATES THAT A LOAN OF 100% OF THE CASH VALUE WILL HAVE AN IMMEDIATE EFFECT ON POLICY VALUE. PLEASE RESOLVE THE DISCREPANCY.

      RESPONSE:

      The last sentence in the third paragraph of the section entitled "Policy Loans" has been revised as follows to remove the discrepancy:

            Except in those cases where the policy owner elects to take a loan against 100% of the cash value, a policy loan has no immediate effect on policy value since at the time of the loan the policy value is the sum of your actual cash value and any policy loan value.

8.    DEATH BENEFIT OPTIONS (P. 28)

      COMMENT:

      THE PROSPECTUS STATES THAT UNDER BOTH THE CASH OPTION AND THE PROTECTION OPTION, THE DEATH BENEFIT WILL BE NO LESS THAN THE MINIMUM DEATH BENEFIT REQUIRED TO QUALIFY UNDER IRC SECTION 7702. PLEASE INCLUDE A DISCUSSION OF HOW THE MINIMUM DEATH BENEFIT REQUIRED TO QUALIFY UNDER SECTION 7702 IS DETERMINED, INCLUDING
      A DISCUSSION OF ANY RELEVANT LIFE INSURANCE TEST. IN ADDITION, PLEASE INCLUDE AN EXAMPLE FOR BOTH THE CASH OPTION AND THE PROTECTION OPTION, ILLUSTRATING THE DEATH BENEFIT UNDER THE POLICY AS WELL AS THE DEATH BENEFIT RESULTING UNDER SECTION 7702.

      RESPONSE:

      In response to the SEC staff comment, the following text will replace the sub-sections entitled "Cash Option" and "Protection Option" in the "Death Benefit Options" section of the prospectus:

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April 28, 2008
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            CASH OPTION DEATH BENEFIT EQUALS THE GREATEST OF:

            1. the face amount on the insured's date of death; or

            2. a specified "age limitation percentage," (shown below), multiplied by the policy value on the insured's date of death.

            Under the Cash Option, your death benefit remains level unless the limitation percentage multiplied by the policy value is greater than the face amount; then the death benefit will vary as the policy value varies.

            The limitation percentage is the minimum percentage of policy value we must pay as the death benefit under federal tax requirements. It is based on the age of the insured at the beginning of each policy year. The following table indicates the limitation percentages for the guideline premium test for different ages:

            AGE LIMITATION PERCENTAGE

            40 and under                 250%
            41 to 45                     250% minus 7% for each age over age 40
            46 to 50                     215% minus 6% for each age over age 45
            51 to 55                     185% minus 7% for each age over age 50
            56 to 60                     150% minus 4% for each age over age 55
            61 to 65                     130% minus 2% for each age over age 60
            66 to 70                     l20% minus 1% for each age over age 65
            71 to 75                     115% minus 2% for each age over age 70
            76 to 90                     105%
            91 to 95                     105% minus 1% for each age over age 90
            96 to 121                    100%

            If the Code requires us to determine the death benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the policy value will increase our risk, and we will increase the cost of insurance we assess from the policy value.

            CASH OPTION GUIDELINE PREMIUM TEST ILLUSTRATION. Assume that the insured's age is under 40. Under the Cash Option, a Policy with a $100,000 face amount will generally pay $100,000 in death benefits. However, because the death benefit must be equal to or be greater than 250 percent of the policy value, any time the policy value of the Policy exceeds $40,000, the death benefit will exceed the $100,000 face amount. Every additional $100 added to the policy value above $40,000 will increase the death benefit by $250.

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            Similarly, so long as the policy value exceeds $40,000, every
            $100 taken out of the policy value will reduce the death benefit by $250. If at any time the policy value multiplied by the limitation percentage is less than the face amount, the death benefit will equal the face amount of the Policy.

            PROTECTION OPTION DEATH BENEFIT EQUALS THE GREATEST OF:

            1. the face amount plus the policy value on the insured's date of death; or

            2. the limitation percentage (described above) multiplied by the policy value on the insured's date of death.

            Under the Protection Option, the death benefit always varies as the policy value varies. The Protection Option is only available until the policy anniversary nearest the insured's age 100; at that time we will convert the death benefit option to the Cash Option.

            PROTECTION OPTION GUIDELINE PREMIUM TEST ILLUSTRATION. Assume that the insured's age is under 40. Under the Protection Option, a Policy with a face amount of $100,000 will generally pay a death benefit of $100,000 plus the policy value. Thus, a Policy with a policy value of $60,000 will generally have a death benefit of $160,000 ($100,000 + $60,000). The death benefit, however, must be at least 250 percent of the policy value. As a result, if the policy value of the Policy exceeds $66,666, the death benefit will be greater than the face amount plus the policy value. The figure of $66,666 is derived because 250 percent of $66,666 equals $100,000
            + $66,666. Every additional $100 of policy value above $66,666 will increase the death benefit by $250.

            Similarly, any time the policy value exceeds $66,666, every $100 taken out of policy value will reduce the death benefit by $250.
            If at any time, the policy value multiplied by the limitation percentage is less than the face amount plus the policy value, then the death benefit will be the face amount plus the policy value of the Policy.

9.    SURRENDER (P. 31)

      COMMENT:

      IN CIRCUMSTANCES WHERE A PARTIAL SURRENDER MAY DISQUALIFY A POLICY AS LIFE INSURANCE PLEASE CONFIRM THAT YOU NOTIFY THE OWNER OF THE CONSEQUENCES OF THE PARTIAL SURRENDER BEFORE YOU PROCESS THE REQUEST. OTHERWISE PLEASE SUPPLEMENTALLY EXPLAIN YOUR LEGAL BASIS FOR DELAYING THE PAYMENT OF NON-GUARANTEED FUNDS UNDER SECTION 22(c) OF THE 1940 aCT.

      RESPONSE:


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      The Company confirms that its life product administration policies include a procedure whereby the Company notifies a policy owner of the potential adverse tax consequences of a partial surrender prior to processing the request for the surrender.

10.   POLICY CHARGES (PP. 32-35)

      COMMENT:

      PLEASE SPECIFY THE AMOUNT OF THE CHARGES FOR ALL DEDUCTION UNDER THE POLICY INCLUDING THE COST OF INSURANCE AND SUPPLEMENTAL AGREEMENTS.

      RESPONSE:

      The following language is added after the first sentence in the paragraph of the section beginning "the COST OF INSURANCE CHARGE":

            The minimum guaranteed monthly charge is $0.01 per $1,000 of net amount at risk and the maximum guaranteed monthly charge is $83.33 per $1,000 of net amount at risk. The minimum and maximum cost of insurance charge will remain the same for policies issued using the 1980 CSO Tables and for those using the 2001 CSO Tables. The maximum cost of insurance charges will occur at later ages for policies issued after October 31, 2008 due to the longer life expectancies built into the 2001 CSO Tables.

      The following language will be added as a new sub-section at the end of the section entitled "Policy Charges":

            CHARGES FOR AGREEMENTS. We assess the following monthly charges for supplemental insurance benefits that you may add to your Policy by Agreement:

            WAIVER OF PREMIUM AGREEMENT - the minimum guaranteed annual charge is $0.12 per $1,000 of face amount and the maximum guaranteed annual charge is $11.24 per $1,000 of face amount.

            INFLATION AGREEMENT - the guaranteed annual charge is $8.00.

            FACE AMOUNT INCREASE AGREEMENT - the minimum guaranteed annual charge is $0.65 per $1,000 of agreement coverage and the maximum guaranteed annual charge is $2.29 per $1,000 of agreement coverage.

            BUSINESS CONTINUATION AGREEMENT - the minimum guaranteed annual charge is $0.10 per $1,000 of agreement coverage and the maximum guaranteed annual charge is $35.04 per $1,000 of agreement coverage.

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            FAMILY TERM AGREEMENT - the guaranteed annual charge is $5.00 per
            $1,000 of agreement coverage.

            EARLY VALUES AGREEMENT - the maximum guaranteed charge is 10 percent of premium.

11.   SEPARATE ACCOUNT CHARGES (P. 35)

      COMMENT:

      THE PROSPECTUS ALLOWS FOR THE ISSUER TO CHARGE THE POLICY OWNER FOR
      TAXES PAYABLE BY THE REGISTRANT WITH RESPECT TO THE ACCOUNT OR POLICIES. PLEASE PROVIDE SOME DESCRIPTION OF THE CIRCUMSTANCES YOU ARE
      CONTEMPLATING AND NOTE IN THE FEE TABLE THAT YOU MAY DEDUCT THOSE CHARGES.

      RESPONSE:

      In response to the SEC staff comment, the second paragraph contained in the section entitled "Separate Account Charge" will be removed from the prospectus.

12.   PREMIUM CHARGE (P. 32)

      COMMENT:

      PLEASE PROVIDE A GENERAL STATEMENT REGARDING WHAT CONDITIONS OR CIRCUMSTANCES MIGHT BE CONSIDERED A SUB-STANDARD RISK.

      RESPONSE:

      In response to the SEC staff comment, the following disclosure is added prior to the last sentence in the sub-section entitled "Premium Charges":

            Factors that we consider when categorizing a risk as sub-standard risk include; a dangerous avocation or occupation, medical conditions, family history of disease, bad driving record, high-risk personal habits (e.g. drug use), obesity, high blood pressure or high levels of cholesterol.

13.   VOTING RIGHTS (P. 43)

      COMMENT:

      PLEASE DISCLOSE THAT AS A RESULT OF PROPORTIONAL VOTING, THE VOTE OF A SMALL NUMBER OF POLICY OWNERS COULD DETERMINE THE OUTCOME OF A PROPOSAL SUBJECT TO SHAREHOLDER VOTE.


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      RESPONSE:

      In response to the SEC staff comment, the following sentence is added prior to the last sentence in the first paragraph of the section entitled "Voting Rights":

            As a result of proportional voting, the vote of a small number of policy owners could determine the outcome of a proposal subject to shareholder vote.

COMMISSION STAFF ORAL COMMENTS RECEIVED ON APRIL 24, 2008 AND RESPONSES

1.    PERIODIC CHARGES OTHER THAN INVESTMENT OPTION OPERATING EXPENSES TABLE
      (P. 4)

      COMMENT:

      PLEASE ADD AN ADDITIONAL DISCLOSURE REGARDING THE COST OF INSURANCE CHARGES FOR POLICIES ISSUED USING THE 2001 COMMISSIONER STANDARD ORDINARY MORTALITY TABLES.

      RESPONSE:

      An additional disclosure is added to the Periodic Charges Other Than Investment Option Operating Expenses Table for policies that are issued using the 2001 CSO Mortality Tables.


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Registrant believes that these changes satisfy all of the Staff's comments.
Please advise as to whether Registrant may file its post-effective amendment to incorporate the changes at your earliest convenience. If there are additional questions or comments, please contact the undersigned at (651) 665-4593. Thank you.



Very truly yours,


Timothy E. Wuestenhagen
Senior Policyowner Tax Counsel

Enclosure